As filed with the Securities and Exchange Commission on June 24, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 4)

Commonwealth Telephone Enterprises, Inc.

(Name of Subject Company (issuer))

Commonwealth Telephone Enterprises, Inc.

(Names of Filing Persons – (issuer))

2003 3 1/4% Convertible Notes due 2023

(Title of Class of Securities)

203349AA3

203349AB1

(Cusip Numbers of Class of Securities)

Raymond B. Ostroski

Senior Vice President, General Counsel and Secretary

Commonwealth Telephone Enterprises, Inc.

100 CTE Drive,

Dallas, Pennsylvania 18612-9774

(570) 631-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

Luciana Fato	Andrew J. Pitts
Davis Polk & Wardwell	Cravath, Swaine & Moore LLP
450 Lexington Avenue	Worldwide Plaza
New York, New York 10017	825 Eighth Avenue
(212) 450-4000	New York, New York 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction valuation(a)	Amount of filing fee
$299,250,000	$35,222

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the book value of the Registrant’s 2003 3 1/4% Convertible Notes due 2023, reduced by an exchange fee of $2.50 for each $1,000 principal amount. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $117.70 for each $1,000,000 of the value of the transaction.
☒	Check box if any part of the fee is offset as provided by Rule 11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$35,222	Filing Party:	Commonwealth Telephone Enterprises, Inc.
Form or Registration No.:	Form S-4 (333-124555)	Date Filed:	May 3, 2005, amended on May 18, 2005, June 2, 2005, June 13, 2005 and June 22, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Commonwealth Telephone Enterprises, Inc., a Pennsylvania corporation (“CTE”), to exchange $1,000 principal amount of CTE’s 2005 Series A 3 1/4% Convertible Notes due 2023 (the “New Notes”) and an exchange fee of $2.50 for each $1,000 principal amount of validly tendered and accepted outstanding 2003 3 1/4% Convertible Notes due 2023 (the “Old Notes”) upon the terms and subject to the conditions contained in the prospectus dated June 24, 2005 and the related letter of transmittal, which are parts of CTE’s Registration Statement on Form S-4 (File No. 333-124555), filed with the Securities and Exchange Commission on May 3, 2005, as amended (the “Registration Statement”), and are incorporated herein by reference.

This issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

The information under the heading “SUMMARY” in the prospectus is incorporated herein by reference in answer to this Item 1.

Item 2.	Subject Company Information.

The information under the heading/subheading “SUMMARY – THE COMPANY” and “COMMON STOCK PRICE RANGE” in the prospectus is incorporated herein by reference in answer to this Item 2.

Item 3.	Identity and Background of Filing Person.

The information under the subheading “SUMMARY – THE COMPANY” in the prospectus is incorporated herein by reference in partial answer to this Item 3. The names of CTE’s executive officers and directors are:

Executive Officers

Michael J. Mahoney, President and Chief Executive Officer

Eileen O’Neill Odum, Executive Vice President and Chief Operating Officer

Donald P. Cawley, Executive Vice President and Chief Accounting Officer

Raymond B. Ostroski, Senior Vice President, General Counsel and Secretary

Rita M. Brown, Senior Vice President and General Manager of CTSI, LLC

Scott Burnside, Senior Vice President of Regulatory and Government Relations

Thomas M. Davis, Vice President of Information Technology

D G Gulati, Senior Vice President of Corporate Development

Todd T. Hanson, Senior Vice President of Network Services and Technology

Steven J. Letts, Vice President and General Manager of Commonwealth Communications

F. Andrew Logue, Vice President of Human Resources

James F. Samaha, Senior Vice President and General Manager of Commonwealth Telephone Company

David G. Weselcouch, Senior Vice President of Investor Relations and Corporate Communications

Christine Feeley, Vice President of Marketing

Directors

Walter Scott, Jr., Chairman

John R. Birk

James Q. Crowe

Frank M. Henry

Richard R. Jaros

Daniel E. Knowles

Michael J. Mahoney

David C. Mitchell

Eugene Roth

John J. Whyte

The business address for each of CTE’s executive officers and directors is c/o Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612-9774.

CTE is both the filing person and the subject company under this Issuer Tender Offer Statement on Schedule TO.

Item 4.	Terms of the Transaction.

The information under the headings/subheading “SUMMARY – THE EXCHANGE OFFER,” “SUMMARY – MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND NEW NOTES,” “SUMMARY – THE NEW NOTES,” “THE EXCHANGE OFFER,” “DESCRIPTION OF THE NEW NOTES,” “BOOK – ENTRY PROCEDURES AND SETTLEMENT,” “DESCRIPTION OF CAPITAL STOCK,” and “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” in the prospectus is incorporated herein by reference in partial answer to this Item 4. No Old Notes are to be purchased from an officer, director or affiliate of CTE.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

Stock-Based Compensation Plans

CTE has granted stock options, restricted stock and restricted stock units to its directors and certain officers, including the executive officers and key employees. In addition, CTE provides an opportunity for certain officers, including the executive officers, to purchase CTE stock on a pre-tax basis through its executive stock purchase plan. CTE matches such purchases. For further information regarding terms of these plans and agreements, see CTE’s Annual Proxy Statement.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information under the subheadings “SUMMARY – THE EXCHANGE OFFER – Purpose of the Exchange Offer” and “SUMMARY – THE NEW NOTES – Use of Proceeds” in the prospectus is incorporated herein by reference in answer to this Item 6.

Item 7.	Source and Amount of Funds or Other Consideration.

The consideration for the Old Notes to be purchased by CTE is the issuance of $1,000 principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of Old Notes. The total consideration required to purchase all of the outstanding Old Notes is up to $300,000,000 principal amount of New Notes and an aggregate exchange fee of up to $750,000. The exchange fee will be paid from CTE’s working capital. CTE does not expect that any alternate financing arrangements will be required.

Item 8.	Interest in Securities of the Subject Company.

None.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information under the subheadings “THE EXCHANGE OFFER — Exchange Agent,” “THE EXCHANGE OFFER — Information Agent,” “THE EXCHANGE OFFER — Dealer Manager” and “THE EXCHANGE OFFER — Other Fees and Expenses” in the prospectus is incorporated herein by reference in answer to this Item 9.

Item 10.	Financial Statements.

The information in Item 8 of CTE’s Annual Report on Form 10-K for the year ended December 31, 2004 under the heading “Financial Statements and Supplementary Data,” the information in Item 1 of CTE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 under the heading “Financial Statements,” and the information under the headings “Selected Consolidated Financial Information” and “Ratio of Earnings to Fixed Charges” in the prospectus, is incorporated herein by reference in answer to this Item 10.

The information that is incorporated by reference in this Item 10 is available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov or may be obtained at no cost, by writing or telephoning CTE at: Corporate Secretary, Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612-9774, Telephone (570) 631-2700.

Item 11.	Additional Information.

The information under the subheading “THE EXCHANGE OFFER — Conditions to the Exchange Offer” is incorporated herein by reference in answer to this Item 11.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(i)	Prospectus issued June 24, 2005 (incorporated by reference to the Registration Statement)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement)

(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the Registration Statement)

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 of the Registration Statement)

(a)(1)(v)	Letter to Clients (incorporated by reference to Exhibit 99.4 of the Registration Statement)

(a)(2)	None

(a)(3)	None

(a)(4)	Prospectus issued June 24, 2005 (incorporated by reference to the Registration Statement)

(a)(5)	None

(b)	None

(d)(1)	C-TEC Corporation Executive Stock Purchase Plan is incorporated herein by reference to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 33-64677.

Exhibit No.	Description

(d)(2)	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended is incorporated herein by reference to Exhibit 10 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1998 (Commission File No. 0-11053).

(d)(3)	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective December 21, 1998 is incorporated herein by reference to Exhibit 99.1 to the Company’s Report on Form 10-Q for the quarter ended September 30, 1999 (Commission File No. 0-11053).

(d)(4)	1997 Non-Management Directors’ Stock Compensation Plan effective February 12, 1997, as amended and restated, is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended March 31, 2000 (Commission File No. 0-11053).

(d)(5)	Amendment No. 1 effective May 15, 2002, to the CTE Equity Incentive Plan (formerly known as the CTEC Corporation 1996 Equity Incentive Plan) is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended June 30, 2002 (Commission File No. 0-11053).

(d)(6)	Commonwealth Telephone Enterprises, Inc. Executive Stock Purchase Plan as amended and restated, effective September 5, 2002 is incorporated herein by reference to Exhibit 10(a) to the Company’s Report on Form 10-Q for the quarter ended September 30, 2002 (Commission File No. 0-11053).

(d)(7)	Non-Management Directors’ Stock Compensation Plan effective February 25, 2004, is incorporated herein by reference to Exhibit 10.2 to the Company’s Report on Form 10-Q for the quarter ended June 30, 2004 (Commission File No. 0-11053).

(d)(8)	Commonwealth Telephone Enterprises, Inc. Commonwealth Builder 401(k) Plan (As Amended 2004) is incorporated herein by reference to Exhibit 4.3 to Form S-8 Registration Statement of Registrant filed with the Commission, Registration No. 333-117450.

(g)	None

(h)	Tax Opinion of Davis Polk & Wardwell, incorporated by reference to Exhibit 8.1 of the Registration Statement.

Item 13.	Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMONWEALTH TELEPHONE ENTERPRISES, INC.

By:	/s/ Raymond B. Ostroski
	Name:	Raymond B. Ostroski
	Title:	Senior Vice President, General Counsel and Secretary

Dated: June 24, 2005